FIRST SURGICAL PARTNERS INC.
411 First Street
Bellaire, Texas  77401

April 22, 2011

Via Edgar
John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	First Surgical Partners Inc. (f/k/a Arkson Nutraceuticals Corp.)
Form 8-K
Filed January 6, 2011
File No. 000-52458

Mr. Reynolds:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 30, 2011 (the “Comment Letter”) relating to the Form 8-K filed January 6, 2011 (the “2011 Form 8-K”) of First Surgical Partners Inc. (f/k/a Arkson Nutraceuticals Corp). (“First Surgical”, “Arkson” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 8-K Supplemental Response submitted March 4, 2011

General

1. Please file an amended Form 8-K to address the comments below in addition to the revisions provided in your supplemental response dated March 4, 2011, as opposed to providing supplemental draft disclosure as a response letter.  Please note that we may have additional comments to proposed changes in your response letter, depending upon the actual changes made in the amended Form 8-K.

Response

We acknowledge your comment and we will file an amended Form 8-K Current Report incorporating all changes required pursuant to the comments below as well as the supplemental responses below.

Overview, page 1

2. We note your revised disclosure in response to comment two of our letter dated February 2, 2011. Please add disclosure to the Form 8-K discussing the dates of the Contribution Agreement and the Piper Acquisition/First Surgical transaction and the reason the contribution agreement was entered into before the consolidation of the ASCs was completed.  Generally discuss the terms of the consolidation transactions.

Response

We have revised the paragraph beginning “Prior to the closing of the First Surgical Texas…” to incorporate the changed requested.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
April 22, 2010

3. We note your response to comment three of our letter dated February 2, 2011 and we reissue the comment, as it is unclear how your disclosure has been revised in response to our comment.  Please provide a more detailed discussion of your business, as required by Item 101(h)(4)(i) of Regulation S-K.

Response

We believe the disclosure under the Overview section presently provides a detailed discussion of our business.  Specifically, it discusses that we operate two ambulatory surgery centers (“ASC”) and a general acute care hospital in the Houston area and that the procedures performed include bariatric, reconstructive and cosmetic plastics, orthopedics, pain management, neurosurgery and podiatry.  Further, we have expanded the discussion to further describe the process in which non-affiliated and affiliated surgeons utilize our facilities.

4. We note your revised disclosure in response to comment seven of our letter dated February 2, 2011 and we reissue the comment in part.  Please discuss the “certain conditions” you reference in your safe harbors discussion relating to the anti-kickback statute as it applies to surgery centers.

Response

We have removed the discussion relating to the surgeon purchase plan from the Super 8-K.

5. We note that the December 10, 2009 amendment to the Bariatric Program Sponsorship Agreement indicates that the agreement had been terminated for cause on January 30, 2009 and reinstated on February 6, 2009. Please file the termination letter and the reinstatement agreement as exhibits.  Also, please discuss in the business section the termination and reinstatement.

Response

We have revised the bariatric discussion and the exhibit index as required.  Please note that the Grant of Exclusivity letter agreement (the “Grant Letter”), as referenced in the Reinstatement of Contract Agreement, is not material to our operations.  As such, we have elected to not include the Grant Letter in the Exhibit Index under the material contracts.

Management’s Discussion and Analysis, page 17

6. Please reconcile the disclosure on page two, which states that 100% of your revenues for the year ended December 31, 2010 were generated by surgeons that were formerly limited partners in your subsidiaries, with the disclosure on page 17, which states that in addition to the 30 affiliated physicians, there are an additional 60 non-affiliated physicians that use your locations for surgical procedures, “many with great frequency.”

Response

We have revised page 2 to discuss that our revenues are generated through our “affiliated” surgeons and “non-affiliated” surgeons.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
April 22, 2010

7. We note your revised disclosure in response to comment 13 of our letter dated February 2, 2011. Please describe in greater detail your key challenges and how they affect your business. For instance, please address how Accountable Care Organizations are “troubling” and the implications if they were to be adopted.  In addition, please explain whether the moratorium on physician-owned start-up hospitals may impact your expansion efforts.  You state in the risk factors section that no approvals are necessary for the construction, acquisition or expansion of additional surgical facilities.

Response

We have revised this section to disclose the potential impact of the implementation of Accountable Care Organizations.  We have revised to state that the moratorium on physician owned hospitals may have a negative effect as we will not be able to develop hospitals but it will not prevent us from purchasing hospitals.

Business Outlook, page 18

8. In the first paragraph under this heading you disclose that outpatient surgical procedures continue to increase. Conversely, the first paragraph of page 21 discloses a decrease in surgical cases during the three months ended September 30, 2010 as compared to the same period in 2009.  Please reconcile these disclosures.

Response

We have revised page 21 to disclose that there has been a net increase of 94 cases over the two quarters.  This increase incorporates an increase in hospital cases and a slight decrease in ASC cases.  Further, on page 17 under Business Outlook, we have further clarified that outpatient surgical cases, which is defined as incorporating both hospital and surgical cases, continues to increase.

Application of Critical Accounting Policies and Estimates, page 19
Revenue Recognition, page 19

9. We note that you do not expect material changes in the estimate of prior period allowances for contractual and other adjustments.  Please tell us, and disclose to the extent material, the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period for each period presented.  For example, quantify for us the difference between estimates of contractual adjustments for services provided in 2009 and the amount of the new estimates or settlement amounts for those 2009 services that were recorded during 2010.

Response

The change in estimate of prior period allowances for contractual and other adjustments is immaterial.  The total change in estimate used for the period ending December 31, 2009 decreased by 2.20% and the change in estimate used for the period ending December 31, 2008 decreased by 1.92%.

Results of Operations, page 20

John Reynolds, Assistant Director
United States Securities and Exchange Commission
April 22, 2010

10. We note your response to comment 19 of our letter dated February 2, 2011 and we partially reissue the comment. Please revise to discuss the material terms of the management agreements.

Response

We have revised to include a discussion of the length of each contract and renewal terms.  As we have included a material discussion of all payments to be made under the agreements as well as the length of each contract, we believe that we have provided all materials terms.  Please advise if additional specific terms should be included.

Executive Compensation, page 28

11. We note your revised disclosure in response to comment 27 of our letter dated February 2, 2011 and we partially reissue the comment.  Please disclose the material terms of the each named executive officer’s compensation arrangement.  In this regard, we note that only Messrs. Rotondo and Knight receive a salary.  Please discuss why and how the salary was determined.  In addition, the discussion of employment agreements on page 28 is incomplete.

Response

We have revised the employment agreement section to further clarify that the employment arrangement with Messrs Rotondo and Knight were negotiated as arms-length transactions between the Company and the applicable officer.

12. Please revise the disclosure in footnote one to reflect the years ended 2010 and 2009, as these are the years reflected in the table. In addition, we note the disclosure in footnote one that since Dr. Varon and Mr. Rotondo are equal owners of First Surgical Partners LLC, half of the amount paid to First Surgical Partners LLC was applied to each individual’s all other compensation.  However, the amounts included in the table do not reconcile with the total amounts paid, as disclosed in footnote one.  Please reconcile.

Response

We have revised the Compensation Table to clarify that the salary figures related to 2009 and 2008

Certain Relationships and Related Transactions, page 28

13. We note your revised disclosure in response to comment 30 of our letter dated February 2, 2011 and we partially reissue the comment.  Please identify the shareholder who provided the $700,000 line of credit and the shareholder from whom you lease a building.  Please disclose the lease payments made during the time periods required by Item 404 of Regulation S-K.

Response

We have made the changes as requested.

Security Ownership of Certain Beneficial Owners and Management, page 29

John Reynolds, Assistant Director
United States Securities and Exchange Commission
April 22, 2010

14. Please revise footnote seven to reflect the duration of the voting agreement.

Response

We have revised footnote 7 as requested.

Exhibits

15. We note the amendments to the certificate of incorporation.  Please file a complete copy of the certificate of incorporation as amended, as required by Item 601(b)(3)(i) of Regulation S-K.

Response

As requested, we have revised to file one complete set of the certificate of incorporation, as amended, as Exhibit 3.1.  As all amendments are incorporated under Exhibit 3.1, we have removed all other exhibit references.

16. We note your exhibits filed in response to comment 33 of our letter dated February 2, 2011. We are unable to locate exhibit 4.6.  Please revise to file the exhibit.  Please reconcile the agreement dates for exhibits 3.6 and 4.5, and reconcile the incorporation by reference Form 8-K filing date for footnote five, as there is not a Form 8-K filed on February 8, 2011. We note that exhibit 10.8 has been include with your revised Form 8-K. Please amend your exhibit list to reflect that it is not being incorporated by reference hereto. We may have further comment.

Response

We have revised the exhibit index as requested.  Please note that exhibit 4.6 was removed as the note was paid in full and is not material to our operations.

17. We note your response to comment 34 of our letter dated February 2, 2011, that Item 601 of Regulation S-K does not require your subsidiaries to file certain documents.  Please note our prior comment asked you to file your list of subsidiaries in accordance with Item 601 of Regulation S-K.

Response

We have filed a list of subsidiaries as Exhibit 21.1 to our Form 10-K Annual Report for the year ended December 31, 2010.

18. We note your response to comment 35 of our letter dated February 2, 2011 and reissue the comment.  Please file exhibits 10.1, 10.7, 10.8 and 10.13 in their entirety as required by Item 601(b)(10) of Regulation S-K.  In this regard, we note they are missing schedules, exhibits or attachments.

Response

We have filed exhibits 10.1 and 10.13 with all missing exhibits.  Please note that with respect to exhibit 10.7 and 10.8, exhibits B and C of 10.7 and exhibit B of 10.8, which are referenced therein, do not exist.  The leases were signed without affixing these exhibits.  Accordingly, exhibits 10.7 and 10.8 are complete as filed.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
April 22, 2010

19. Please tell us, and disclose to the extent material, the amount of allowance for uncollectible accounts as of each balance sheet date presented and the amounts of bad debt expense and write-offs incurred during each period presented.

Response

As provided in our original response to your letter dated February 2, 2011, bad debt and or allowance for uncollectible accounts is not material; therefore, any amount that might be classified as bad debt or uncollectible is combined with contractual and other adjustments and cannot be separately identifiable.

Allowance for non contractual accounts, uncollectibles and other adjustments are as follows:

12/31/2009 (Year-end) $26,916,277

12/31/2008 (Year-end) $27,098,844

09/30/2010 (9 month & 3month) $33,371,551

09/30/2009 (9 month & 3 month)$26,916,277

Bad debt expense is $0 for all the periods mentioned (Credit is not extended to our patients except on very rare occasions).

Note 1. Organization and Description of Business, page 6

20. We note your response to comment 37 in our letter dated February 22, 2011.  We believe that the presentation of pro forma income tax and the related impact on earnings per share would be meaningful to an investor’s understanding of the impact the change to a taxable entity had on your financial statements and enhance the comparability between taxable and nontaxable periods, particularly in light of your disclosure on page 24 that you expect your effective income tax rate to be 35% in 2011.  Please confirm to us that you will provide pro forma tax expense and earnings per share data on the face of your historical statements of operations of pre-merger periods in future periodic reports on Forms 10-K and 10-Q.

Response

We hereby confirm that we will provide pro forma tax expense and earnings per share data of pre-merger periods in future periodic reports on Forms 10-K and 10-Q.  As the only pro forma adjustment being presented is income taxes, per Section 3410.1(b) such presentation is not required.  We do agree that it will enhance the user’s prospective expectations of our financial results, however we believe that footnote disclosure of these items is more appropriate than potentially confusing the reader with including such information on the face of the financial statements.  Please refer to the paragraph within Footnote 2, Summary of Significant Accounting Policies, to the Company’s audited financial statements for the year ended December 31, 2009, filed as an exhibit to our Form 8-K/A, entitled Income Taxes and also the paragraph entitled Earnings Per Common Share for the Company’s presentation of pro-forma income tax expense and earnings per share figures.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
April 22, 2010

21. We note your response to comment 41 in our letter dated February 2, 2011.  It appears the First Surgical Texas, Inc. historical financial statements do not reflect the 39,964,346 shares issued by Arkson Neutraceuticals Corp. (Arkson) to acquire 100% of the outstanding securities from shareholders of First Surgical Texas, Inc.  Therefore, it appears the effect of the recapitalization between Arkson and First Surgical Texas, Inc. would be material. Please provide pro forma financial information giving effect to the recapitalization between Arkson and First Surgical Texas, Inc.  The pro forma balance sheet should also give effect to the reclassification of retained earnings to additional paid-in capital that was referenced in our prior comment 36, and the pro forma statements of operations should give effect to the provision of income taxes that was referenced in our prior comment 37.

Response

As noted in your comment, the historical financial statements of the Company, as of December 31, 2009 and for the nine months ended September 30, 2010, do not include the shares issued in the transaction with Arkson Neutraceuticals Corp. (Arkson) as that transaction occurred after the issuance date of the First Surgical Texas financials included with our Form 8-K, December 30, 2010, and was therefore properly included within Footnote 11, Subsequent Event, within the notes to those financial statements.  We have properly reflected the retroactive effect of the merger with Arkson in our Form 10-K for the year ended December 31, 2010.  As can be seen by comparing the Company’s historical Shareholders’ Equity as of December 31, 2009, as presented in the financial statements of First Surgical Texas, Inc. filed with our form 8-K on January 6, 2011, with those filed for the Company in our Form 10-K for the year ended December 31, 2010, there was no change in consolidated net shareholders’ equity ($10,466,223) and thus, from a balance sheet perspective, is not material from a financial standpoint.  We did disclose the shares issued in the aforementioned Footnote 11, Subsequent Event, so that the reader would appreciate the dilutive effect of the transaction.  We have, however, added your requested pro forma disclosure of the impact to the individual components of shareholders’ equity as well as the pro forma earnings per share impact to our subsequent event disclosure.

***

The Company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/Anthony F. Rotondo

Anthony F. Rotondo, CEO and President